SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – Eletrobras

(publicly-held company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

Extraordinary General Meeting

We hereby call the shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company") to convene in an Extraordinary General Meeting ("EGM"), to be held on April 1, 2026, at 4 p.m., exclusively digitally, through the digital platform of "Atlas AGM" ("Digital Platform"), pursuant to Brazilian Law No. 6,404, of December 15, 1976 ("Brazilian Corporations Law"), CVM Resolution No. 81, of March 29, 2022 ("RCVM 81") and the Company's Bylaws, to resolve on the following agenda:

1.	Resolve on the following matters

(i)	the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”);
(ii)	the conversion of all class "A1" preferred shares issued by the Company ("PNA1" and "PNA1 Conversion", respectively), at a ratio of 1.1 common share ("ON") for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent ("Conditions Precedent - PNA1"):

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a.               approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law ("AGESP PNA1");

b.               approval of the PNB1 Conversion (as defined in item (iii) below); and

c.               authorization by B3 for the Migration to Novo Mercado.

(iii)	the conversion of all class "B1" preferred shares issued by the Company ("PNB1" and "PNB1 Conversion", respectively, and, together with the PNA1 Conversion, the "PN Conversions"), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent ("Conditions Precedent - PNB1"):
a.	approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law ("AGESP PNB1"); and
b.	authorization by B3 for the Migration to Novo Mercado.
(iv)	subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the full amendment and consolidation of the Company's Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3's Novo Mercado Regulation ("Novo Mercado Regulation");
(v)	subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the full amendment and consolidation of the Company's Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation; and

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(vi)	the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado.

Specific clarifications on the agenda

The Company informs that additional clarifications on the EGM's agenda can be found in the full Management Proposal, available on the following websites: https://ri.axia.com.br/, https://www.gov.br/cvm and https://www.b3.com.br.

Participation via BVD

Under the terms of RCVM 81, shareholders, within the period of up to four (4) days prior to the EGM, i.e., until 11:59 p.m. on March 28, 2026, may exercise their vote remotely by transmitting the instructions for filling in the BVD to one of the following recipients: (a) the bookkeeping agent of the shares issued by the Company, Itaú Corretora de Valores S.A.; (b) its custody agent which provides such service, if the shares are deposited in custody; (c) the central depositary, if it holds shares in the custody of B3; or (d) directly to the Company, subject to the other deadlines, conditions and procedures set forth in the Management Proposal disclosed on this date.

Participation via Digital Platform

The shareholders who intent to participate in the EGM must obligatorily register on the website https://atlasagm.com/ or through the “Atlas AGM” application available on the Apple Store and Google Play Store (“Application”) and submit all documents required to qualify for participation or voting at the EGM by 11:59 p.m. on March 30, 2026.

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Documents required for qualification:

a.	If a natural person:

(i)                   copy of the identification document legally recognized as such, with a recent photo and national validity, in addition to being within the validity period (if applicable); or

(ii)                  in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact must be another shareholder, manager of the Company or lawyer regularly registered before the Brazilian Bar Association (OAB);

b.	If a legal entity:

(i)                   updated articles of incorporation of the shareholder and the act that invests the representative(s) with sufficient powers for representation within the scope of the EGM, duly registered with the competent bodies, together with the official identity document with photo of said representative(s);

(ii)                  if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact;

c.	If an investment fund:

(i)                   copy of the fund's current and consolidated regulations, bylaws or articles of association of the administrator or manager, as the case may be, observing the fund's voting policy;

(ii)                  corporate documents that prove the powers of representation (minutes of the election of the directors, term(s) of investiture and/or power of attorney);

(iii)                identification document of the legal representative(s) with a recent photo and national validity; and

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(iv)                if applicable, a copy of the power of attorney granted under the terms of its articles of incorporation, together with the official identity document with photo of the attorney-in-fact.

If a shareholder is represented by an attorney-in-fact, the attorney-in-fact must register with his or her personal data on the website https://atlasagm.com/ or on the Application and, through that platform, indicate each shareholder to be represented, subject to the other deadlines, conditions and procedures set forth in the Management Proposal disclosed by the Company. Once the representations have been linked to the attorney-in-fact's profile, the attorney-in-fact must, through the aforementioned platform, forward all documentation required for participation, in accordance with the applicable terms and conditions.

If any documentation is deemed insufficient by the Company, the shareholder must, upon notice of rejection, supplement the documentation on the same website https://atlasagm.com/ or on the Application, by 11:59 p.m. on March 30, 2026. No additional period will be granted to cure insufficient documentation.

If an admitted shareholder does not receive confirmation for virtual access to the EGM up to eight hours prior to the EGM’s start time, the shareholder must contact the Company's Investor Relations department through the e-mail assembleiavirtual@axia.com.br at least four hours prior to the start time of the EGM.

Statement of Affiliation with a Shareholder Group

Due to the limitation on the exercise of voting rights provided for in Articles 6 and 7 of the Company's Bylaws, it is requested, for the purposes of the timely examination of the matter, that shareholders included in the legal situations contemplated in Article 8 of the Bylaws inform, up to two days prior to the date designated for the EGM – i.e., by 11:59 p.m. on March 30, 2026 –, the identification of the members of any shareholder group, subject to the guidelines and considerations set forth in the Management Proposal.

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Additional Information

The Management Proposal, with detailed information on the rules and procedures for remote participation and/or voting at the EGM, including additional guidelines for submitting the BVD, as well as all documentation relevant to the matters that will be resolved at the EGM, pursuant to Brazilian Corporations Law and RCVM 81, are available on the websites of the Company (https://ri.axia.com.br/), CVM (https://sistemas.cvm.gov.br/) and B3 (https:// www.b3.com.br/pt_br/).

Rio de Janeiro, February 18, 2026

Vicente Falconi Campos

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.